787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 31, 2017

VIA EDGAR

Frank Buda

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)

Securities Act File No. 333-218923 and

Investment Company Act File No. 811-22671

Pre-Effective Amendment No. 1

Dear Mr. Buda:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the undersigned on July 31, 2017 regarding Pre-Effective Amendment No. 1 the Fund’s registration statement (the “Registration Statement”) filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: On page 64, please add following disclosure (as noted in italics) to the following sentence: “In applying the investment restrictions and other policies described in this prospectus, other than for certain tax compliance monitoring and as described below under “Concentration,” the Fund will not “look through” to the investments and trading activity of the Portfolio Funds.”

Response: The Fund confirms that it will update the disclosure as requested in a filing made pursuant to Rule 497 under the 1933 Act.

Any questions or comments on this filing should be directed to the undersigned at (202) 303-1232.

Very truly yours,
/s/ Neesa P. Sood
Neesa P. Sood
Enclosures

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP